Exhibit 99.1

Company Contacts:

Dr. Mervyn Jacobson

Chief Executive Officer

Tom Howitt

Chief Financial Officer

tom.howitt@gtg.com.au

Phone: +61-3-9415-1135

www.gtg.com.au

COMPLIANCE WITH NASDAQ MARKETPLACE RULE 4350(d)(2)

MELBOURNE, Australia – Tuesday, March 6, 2007 - Genetic Technologies Limited (NASDAQ GM: GENE; ASX: GTG) today announced that, following the recent appointment of Mr. David Carruthers as a Director of the Company and as Chairman of its Audit Committee, Nasdaq has confirmed that the Company’s brief non-compliance with Marketplace Rule 4350(d)(2), as announced on January 12, 2007, has now been rectified. Accordingly, this matter is now closed.